FOR IMMEDIATE RELEASE	NASDAQ:TRIL
TSX: TR

TRILLIUM THERAPEUTICS PROVIDES UPDATE ON CD47 PROGRAM

Toronto, Canada – September 30, 2015 – Trillium Therapeutics Inc. (NASDAQ: TRIL; TSX: TR) an immuno-oncology company developing innovative therapies for the treatment of cancer, today announced that it has completed the manufacture of clinical-grade drug product, concluded a comprehensive IND-enabling non-clinical safety assessment program, and has proposed a design for its first-in-human clinical trial with TTI-621 (SIRPaFc).

The Company plans to conduct a Phase I trial with a dose-escalation stage that will enroll patients with relapsed or refractory lymphoma who are transfusion independent with relatively normal baseline blood counts, thus better enabling characterization of potential changes in hematologic parameters that could occur upon CD47 blockade. Once the optimal dose and schedule of TTI-621 administration have been established, the Company expects to study safety and anti-tumor activity in a variety of expansion cohorts of patients. These will include patients with acute myeloid leukemia, myelodysplastic syndrome, as well as several other advanced hematologic malignancies.

“The Investigational New Drug application was submitted as planned and we have secured enthusiastic commitments from multiple investigators at key cancer treatment centers in the United States,” commented Dr. Eric Sievers, Trillium’s Chief Medical Officer. “We have been gratified by considerable interest from the oncology community to evaluate a novel checkpoint inhibitor of the innate immune system.”

Additional in vitro and in vivo preclinical studies have been completed. These have demonstrated that TTI-621 has potent anti-tumor activity across a range of hematological tumors, and have provided guidance for the expansion cohorts in the first-in-human clinical study. The Company expects to present some of these data at an upcoming scientific meeting.

The Company also continues to explore the therapeutic potential of TTI-621 in a variety of solid tumor models, both as monotherapy and in combination with other therapeutic agents. Based on the results of these studies, as well as on third party data reported in the literature, additional clinical trials will be designed.

About Trillium Therapeutics:
Trillium Therapeutics Inc. is an immuno-oncology company developing innovative therapies for the treatment of cancer. The Company’s lead program is a SIRPaFc antibody-like fusion protein that blocks the activity of CD47, a molecule that is upregulated on a wide variety of tumors. CD47 binds to SIRPa on macrophages and delivers a “do not eat” signal that inhibits the ability of macrophages to phagocytose (engulf and destroy) malignant cells.

For more information visit: www.trilliumtherapeutics.com

Caution Regarding Forward-Looking Information:
This press release may contain forward-looking statements, which reflect Trillium’s current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risks and uncertainties, including our expectations about the nature and timing of clinical development plans and future presentations, are described in the company’s ongoing quarterly and annual reporting. Except as required by applicable securities laws, Trillium undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Contact:
Trillium Therapeutics Inc.
James Parsons
Chief Financial Officer
+1 416 595 0627 x232
james@trilliumtherapeutics.com
www.trilliumtherapeutics.com